Exhibit 5.1
[Jones Day letterhead]
November 29, 2005
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, Louisiana 70634

Re:	1,900,000 shares of Common Stock, par value $.01 per share, to be offered pursuant to the 2005 Equity Incentive Plan
Ladies and Gentlemen:
     We are acting as counsel for AMERISAFE, Inc., a Texas corporation (the “Company”), in connection with the issuance of up to 1,900,000 shares of common stock, par value $.01 per share, of the Company (the “Shares”), pursuant to the Company’s 2005 Equity Incentive Plan (the “Plan”).
     In rendering this opinion, we have examined such documents and records, including an examination of originals or copies certified or otherwise identified to our satisfaction, and matters of law as we have deemed necessary for purposes of this opinion. Based upon the foregoing and subject to the qualifications and limitations stated herein, we are of the opinion that the Shares are duly authorized and, when issued and delivered in accordance with the terms of the Plan, against payment of the consideration therefor as provided in the Plan and having a value not less than the par value thereof, will be validly issued, fully paid and nonassessable.
     Our examination of matters of law in connection with the opinion expressed herein has been limited to, and accordingly our opinion herein is limited to, the laws of the State of Texas. We express no opinion with respect to the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the registration statement on Form S-8 filed by the Company to effect registration of the sale of the Shares under the Securities Act of 1933, as amended (the “Act”). In giving such consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day
Jones Day